Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Phone: (212) 310-8000
Fax: (212) 310-8007

March 13, 2017

VIA EDGAR TRANSMISSION

H. Roger Schwall

Assistant Director

Office of Natural Resources

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:                             Silver Run Acquisition Corporation II
Registration Statement on Form S-1
File No. 333-216409

Dear Mr. Schwall:

On behalf of our client, Silver Run Acquisition Corporation II, a Delaware corporation (the “Company”), we submit this letter to update the Company’s response to comment number 1 contained in the letter, dated December 20, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s initial draft registration statement on Form S-1 confidentially submitted with the Commission (CIK No. 0001690769).  On March 2, 2017, the Company publicly filed via EDGAR the Company’s registration statement on Form S-1 (the “Registration Statement”). Set forth below is the Company’s updated response to the Staff’s prior comment.

Staff’s Prior Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company’s Updated Response:  The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act, that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff please return such copies to the Company upon completion of the Staff’s review. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

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Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely yours,

/s/ Jennifer A. Bensch
Jennifer A. Bensch

cc:                                Ken Ryan
Chief Executive Officer
Silver Run Acquisition Corporation II

Irene Barberena-Meissner
Kevin Dougherty
Securities and Exchange Commission

Douglas E. McWilliams, Esq.
E. Ramey Lane, Esq.
Vinson & Elkins L.L.P.